CHRONIMED INC.

                                                                    EXHIBIT 21.1


SUBSIDIARIES

Home Direct Medical Services, Inc., incorporated in the state of Minnesota, doing business as Home Service Medical.


Chronimed Holdings, Inc., incorporated in the State of Minnesota, doing business as StatScript Pharmacy.


Clinical Partners, Inc., incorporated in the State of Delaware, doing business as Clinical Partners.